Upholstery International, Inc.

8005 W. 183rd Street, Ste E,

Tinley Park, IL, 60423

February 2, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Upholstery International, Inc.

Amendment No.9 to Registration Statement on Form S-1 Filed January 20, 2015

File No. 333-195209

Dear Mr. Spirgel:

We hereby submit the responses of Upholstery International, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated January 27, 2015, to Mr. Ken Kovie of the Company with regard to the above-referenced Registration Statement on Form S-1 filed on December 31, 2014 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

In connection with the comment letter, we respectfully request the Staff to consider the following:

General

1.	We note your response to comment 1 of our prior letter and your revised disclosure. Based on your disclosure that to your knowledge five of the 42 investors were accredited investors it would appear that your offering does not qualify for reliance on Rule 506(b). As you note, Rule 506(b) allows for sale of securities to an unlimited number of accredited investors and 35 other investors. The information you have provided indicates that 37 of your investors are not accredited. As such, please revise your registration statement to include risk factor disclosure and a recent developments section to discuss the consequences of your potential Section 5 violation, including whether you should reflect the proceeds of the "private" placement as a contingent liability on your balance sheet.

RESPONSE: Ten of our current shareholders are minors living with their parents who are also five shareholders.

(a) Regulation D. The offer and sale of all securities in the transaction satisfies the Commission's Regulation D (17 CFR 230.501-230.506), except for the notice requirements of Commission Rule 503 (17 CFR 230.503) and the limitations on resale in Commission Rule 502(d) (17 CFR 230.502(d)).

(b) Sales to 35 persons. The offer and sale of all securities in the transaction satisfies each of the following conditions:

(1) Sales of the security are not made to more than 35 persons during the offering period, as determined under the integration provisions of Commission Rule 502(a) (17 CFR 230.502(a)). The number of purchasers referred to above is exclusive of any accredited investor, officer, director or affiliate of the issuer. For purposes of paragraph (b) of this section, a husband and wife (together with any custodian or trustee acting for the account of their minor children) are counted as one person and a partnership, corporation or other organization which was not specifically formed for the purpose of purchasing the security offered in reliance upon this exemption, is counted as one person.

(2) All purchasers either have a preexisting personal or business relationship with the issuer or any of its officers, directors or controlling persons, or by reason of their business or financial experience or the business or financial experience of their professional advisors who are unaffiliated with and who are not compensated by the issuer or any affiliate or selling agent of the issuer, directly or indirectly, could reasonably be assumed to have the capacity to protect their own interests in connection with the transaction.

(3) Each purchaser represents that the purchaser is purchasing for the purchaser's own account (or a trust account if the purchaser is a trustee) and not with a view to or for sale in connection with any distribution of the security.

(4) The offer and sale of the security is not accomplished by the publication of any advertisement.

2.	In response to comment 2 of our prior letter, we note that you have identified your selling shareholders as underwriters but have not fixed the price of your offering for the duration of the offering. Please amend your registration statement to fix the offering price of the shares for the duration of the offering, including after the shares become quoted on the OTC Markets.

RESPONSE: Amended

3.	We note your responses to comments 6 and 11. Please file the signed credit facility agreement with Continental Capital Advance, Inc. as an exhibit.

RESPONSE: Filed as an exhibit.

Unaudited Consolidated Financial Statements for the Nine Month Periods Ended September 30, 2014 and 2013

Note 5 – Notes Payable, page F-18

4.	We note your response to comment 6 regarding the $85,800 loan payable. Please update your disclosure regarding the relationship with the creditor and the repayment status of the loan due on January 7, 2015.

RESPONSE: Updated.

5.	Please explain why there was a discount of $27,590 between the credit facility amount of $85,800 and the net proceeds received of $58,210.

RESPONSE: The Company entered into two agreements with Continental Capital Advance Inc. whereby it received a net amount of $58,210. The company was required to make aggregate daily payment of $322.22 for 90 payments and $516.36 for 110 payments starting the day after the funds were disbursed. The total aggregate repayment amounts totaled $85,800. There was no stated interest rate in the agreements. The company recorded the full amount to be repaid as a debt, and the difference between this total and the net proceeds as a discount to be amortized to interest expense over the term of the repayments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Capital Resources and Liquidity, pages 28 -29

6.	We note your responses to comments 6 and 11. Please update your discussion to include the $85,800 of borrowings received in July and September 2014, including the business purpose, use of proceeds, supplier relationship, and maturity date.

RESPONSE: Updated.

7.	Please revise your narrative disclosure to update the dates covered by your Summary Compensation Table and your Outstanding Equity Awards at Fiscal Year-End.

RESPONSE: Updated.

The Company acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Ken Kovie at 708-372-2726.

Sincerely,

/s/ Ken Kovie

Ken Kovie

President